UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
36113B400
(CUSIP Number)

Marvin S. Rosen
C/O Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170
(212) 201-2400

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B400
1	Names of reporting persons Marvin S. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,061,064(1)
	8	Shared voting power 0
	9	Sole dispositive power 2,061,064(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,061,064(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.15%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 286,539 shares of Fusion Telecommunications International, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”) issuable upon the exercise of Common Stock purchase warrants, (ii) 55,000 shares of Common Stock issuable upon the exercise of options, (iii) 144,400 shares of Common Stock issuable upon conversion of 722 shares of Series B-2 preferred stock, (iv) 1,610 shares of Common Stock held in a self-directed IRA, and (v) 1,372 shares of Common Stock issuable upon conversion of 50 shares of Series A-1 preferred stock and 25 shares of Series A-2 preferred stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

EXPLANATORY NOTE

 This statement on Schedule 13D (the "Schedule 13D") is a late filing, which is being made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Mr. Marvin S. Rosen (the “Reporting Person”) beneficially owned over 5% of the common stock, $0.01 par value per share (the “Common Stock”), of Fusion Telecommunications International, Inc. (the “Issuer”) prior to February 8, 2005, the date on which the Issuer launched its initial public offering and filed its effective registration of securities under Section 12(g) of the Exchange Act, Marvin S. Rosen (the “Reporting Person”) was exempt from the requirement to file a Schedule 13D pursuant to Section 13(d)(6)(B). Pursuant to Rule 13d-1(d), the Reporting Person was required to file a Schedule 13G prior to February 14, 2006. During the 12-month period between October 10, 2007 and October 10, 2008, the Reporting Person beneficially acquired an additional 1,286,131 issued and outstanding shares of Common Stock, representing approximately 3% of the total number of shares of Common Stock then issued and outstanding. Accordingly, pursuant to Rule 13d-1(a) of the Exchange Act, the Reporting Person was required to file a Schedule 13D in connection with such acquisitions, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of Common Stock. Information included in this Schedule 13D for dates prior to May 2014 do not give effect to a 50 for 1 reverse split. Information included for dates after May 2014 give effect to that reverse split.

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 420 Lexington Avenue, Suite 1718, New York, NY 10170.

ITEM 2. Identity and Background

(a)           This Schedule 13D is filed by the Reporting Person.

(b)           The address of the business office of the Reporting Person is C/O Fusion Telecommunications International, Inc., 420 Lexington Avenue, Suite 1718, New York, NY 10170.

(c)           The Reporting Person’s principal occupation is shareholder of Greenberg Traurig LLP. The Reporting Person also serves as the Chairman of the Board of Directors of the Issuer (the “Issuer’s Board”).

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person was a founder of the Issuer and has served as the Chairman of the Issuer’s Board since 2004.  The Reporting Person obtained his original ownership position in the Issuer prior to December 2, 2004, the date when the Issuer registered shares of its Common Stock under the Exchange Act.

On October 10, 2008, the Reporting Person acquired 500,000 shares of Common Stock at a purchase price of $0.10 per share. Following the transaction, the Reporting Person was deemed to have acquired over 2% of the then outstanding shares of Common Stock over the 12-month period preceding the date of the transaction. At such time, the Reporting Person beneficially owned, in the aggregate, 3,426,766 shares of Common Stock, representing 8.7% of the Issuer’s outstanding Common Stock (based on 33,330,923 shares outstanding as of September 30, 2008, as reported on the Issuer’s Form 10-Q filed on November 14, 2008).

On August 31, 2009, the Reporting Person acquired 2,222,223 shares of Common Stock, at a purchase price of $0.09 per share. A combination of personal funds and conversion of indebtedness evidenced by promissory notes were used as sources of funds for this transaction. Through the conversion of the promissory notes, the Reporting Person also acquired warrants to purchase 667,335 shares of Common Stock. Following these transactions, the Reporting Person’s beneficial ownership of the Common Stock increased from 6.9% to 10.2% of the then outstanding shares of Common Stock (based on 86,859,689 shares outstanding as of September 30, 2009, as reported on the Issuer’s Form 10-Q filed on November 16, 2009).

On September 16, 2009, the Reporting Person acquired 1,041,667 shares of Common Stock at a purchase price of $0.12 per share. A combination of personal funds and conversion of indebtedness evidenced by promissory notes were used as sources of funds for this transaction. Through the conversion of the promissory notes, the Reporting Person also acquired warrants to purchase 208,350 shares of Common Stock. Following these transactions, the Reporting Person’s beneficial ownership of the Common Stock increased from 10.3% to 11.7% of the then outstanding shares of Common Stock (based on 86,859,689 shares outstanding as of September 30, 2009, as reported on the Issuer’s Form 10-Q filed on November 16, 2009).

On November 18, 2009, the Reporting Person acquired 1,250,000 shares of Common Stock, at a purchase price of $0.16 per share. A combination of personal funds and conversion of indebtedness evidenced by promissory notes were used as sources of funds for this transaction. Through the conversion of the promissory notes, the Reporting Person also acquired warrants to purchase 250,000 shares of Common Stock. Following these transactions, the Reporting Person’s beneficial ownership of the Common Stock increased from 11.1% to 12.7% of the then outstanding shares of Common Stock (based on 92,543,932 shares outstanding as of December 31, 2009, as reported on the Issuer’s Form 10-K filed on March 25, 2009).

On February 3, 2010, the Reporting Person acquired 1,000,000 shares of Common Stock, at a purchase price of $0.12 per share, and warrants to purchase 200,000 shares of Common Stock, at an exercise price of $0.14 per share. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 12% to 13% of the then outstanding shares of Common Stock (based on 99,738,523 shares outstanding as of March 31, 2010, as reported on the Issuer’s Form 10-Q filed on May 17, 2010).

On May 19, 2010, the Reporting Person converted $210,552 of indebtedness evidenced by promissory notes issued to him in 2008 into 1,503,943 shares of Common Stock, and warrants to purchase a total of 751,972 shares of Common Stock.  He also converted $39,448 of indebtedness evidenced by a promissory note issued to him in 2009 into 281,772 shares of Common Stock and warrants to purchase a total of 140,886 shares of Common Stock. One-half of the warrants were exercisable at 125% of the closing price of the Common Stock the day before conversion, and the balance of which were exercisable at 150% of such price. The warrants had a term of five years. Following this transaction, the Reporting Person’s beneficial ownership of Common Stock increased from 14.2% to 16% of the then outstanding shares of Common Stock (based on 99,738,523 shares outstanding as of May 14, 2010, as reported on the Issuer’s Form 10-Q filed on May 17, 2010).

On July 22, 2010, the Reporting Person converted $122,000 of indebtedness evidenced by promissory notes issued to him in 2009 into 871,429 shares of Common Stock, at a price per share of $0.14. The Reporting Person also converted warrants into 217,858 shares of Common Stock, at a price per share of $0.175, and converted additional warrants into 217,858 shares of Common Stock, at a price per share of $0.21. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 13.2% to 14.2% of the then outstanding shares of Common Stock (based on 126,167,121 shares outstanding as of August 7, 2010, as reported on the Issuer’s Form 10-Q filed on August 16, 2010).

On April 27, 2011, the Reporting Person converted $175,000 of indebtedness evidenced by promissory notes into 2,187,500 shares of Common Stock, at a price per share of $0.08, and warrants to purchase 437,500 shares of Common Stock, at an exercise price of $0.10 per share. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 14.4% to 16% of the then outstanding shares of Common Stock (based on 137,439,239 shares outstanding as of May 9, 2011, as reported on the Issuer’s Form 10-Q filed on May 19, 2011).

On November 21, 2011, the Reporting Person converted $126,000 of indebtedness evidenced by promissory notes into 2,000,000 shares of Common Stock, at a purchase price of $0.063 per share, and warrants to purchase 600,000 shares of Common Stock at an exercise price of $0.079. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 15.7% to 17% of the then outstanding shares of Common Stock (based on 148,254,997 shares outstanding as of November 9, 2011, as reported on the Issuer’s Form 10-Q filed on November 15, 2011).

On May 31, 2013, the Reporting Person converted $220,000 of indebtedness evidenced by promissory notes into 2,511,450 shares of Common Stock, at a purchase price of $0.876 per share, and warrants to purchase 1,255,750 shares of Common Stock at an exercise price of $0.11 per share. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 14.3% to 16% of the then outstanding shares of Common Stock (based on 218,825,801 shares outstanding as of August 13, 2013, as reported on the Issuer’s Form 10-Q filed on August19, 2013).

On July 1, 2013, the Reporting Person converted $200,000 of indebtedness evidenced by a promissory note into 2,659,575 shares of Common Stock, at a price of $0.752 per share, and warrants to purchase 1,329,788 shares of Common Stock at an exercise price of $0.094 per share. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 16.2% to 17.7% of the then outstanding shares of Common Stock (based on 218,825,801 shares outstanding as of August 13, 2013, as reported on the Issuer’s Form 10-Q filed on August 19, 2013).

On December 8, 2015, the Reporting Person converted $300,000 of indebtedness evidenced by a promissory note into 137,614 shares of Common Stock, at a conversion price of $2.18 per share. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 6.2% to 7.2% of the then outstanding shares of Common Stock (based on 12,788,971 shares outstanding as of December 31, 2015, as reported on the Issuer’s Form 10-K filed on March 28, 2016).

On November 16, 2016, pursuant to the terms of the 2016 Common Stock Purchase Agreement, dated November 16, 2016, by and among the Issuer and the several purchasers of its Common Stock, the Issuer sold shares of Common Stock to 22 accredited individuals in a private placement. The Reporting Person invested $225,000 in the offering and acquired 195,652 shares of Common Stock, at a purchase price of $1.15 per share. Following this transaction, the Reporting Person’s beneficial ownership of Common Stock increased from 9% to 10% of the then outstanding shares of Common Stock (based on 18,062,879 shares outstanding as of November 14, 2016, as reported on the Issuer’s Form 10-Q filed on November 14, 2016).

Additional material transactions with respect to the Reporting Person’s beneficial ownership are disclosed in Item 6 of this Schedule 13D as part of the transactions between the Issuer and the Reporting Person with respect to the securities of the Issuer, and such disclosures are incorporated by reference into this Item 3.

The Common Stock disclosed in this Schedule 13D was acquired by the Reporting Person using personal funds and as compensation for the Reporting Person’s services to the Issuer, including his ongoing service as the Chairman of the Issuer’s Board. All conversions of indebtedness evidenced by outstanding promissory notes into Common Stock and warrants to purchase shares of Common Stock disclosed in this Schedule 13D were made following the approval of such transactions by the Issuer’s Board.

Although the Reporting Person inadvertently omitted to report his material acquisitions of shares of Common Stock on Schedule 13D, as described above, this Item 3 presents his beneficial ownership interest in the Common Stock as of the date of the event which required the filing of this statement on October 10, 2008 and at each subsequent time that he would have been required to amend such filing, and under Item 5 below his beneficial ownership interest as of August 31, 2017.

ITEM 4. Purpose of Transaction.

The Common Stock that is the subject of this Schedule 13D was acquired by the Reporting Person for investment purposes and as compensation for his services to the Issuer, including his ongoing service as the Chairman of the Issuer’s Board.

Merger Agreement

On August 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Birch Communications Holdings, Inc. (“Birch”), a Georgia corporation, and Fusion BCHI Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, among other things, Birch will be merged with and into Merger Sub (the “Merger”) with Merger Sub being the surviving entity of the Merger, and as a direct, wholly-owned subsidiary of the Issuer.

On the effective date of the Merger (the “Effective Date”), all of the issued and outstanding shares of common stock of Birch, par value $0.01 per share, held by its shareholders (the “Birch Shareholders”) will automatically be cancelled and converted into the right to receive that number of shares of Common Stock as is equal to three times (i) the number of shares of Common Stock that are issued and outstanding (assuming the exercise and conversion of all outstanding preferred shares), immediately prior to the effective time of the Merger, plus (ii) the number of shares of Common Stock issuable upon the exercise of all in-the-money Issuer warrants (the “Merger Shares”).

From and after the Effective Date of the Merger, the Issuer’s Board will be reconstituted and will consist of 9 directors. Four directors, including at least one independent director, will be nominated by an Issuer nominating committee and four directors, including at least one independent director, will be nominated by the current Birch Shareholders. The ninth director, who will be independent, will be nominated by the current Birch Shareholders subject to the consent of the Issuer nominating committee. Following the Effective Date, the Reporting Person will resign from his position as the Chairman of the Issuer’s Board.

Closing of the Merger is subject to the satisfaction or waiver of numerous conditions precedent. Each party’s obligation to effect the Merger is subject to the satisfaction or waiver of the following conditions: (i) receipt by the Issuer of the necessary Issuer stockholder approvals, (ii) approvals by requisite governmental regulators and authorities, including the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and federal and state communications authorities, (iii) the absence of any order, judgment, decree, injunction or ruling that enjoins or prohibits the consummation of the Merger, (iv) the funding of the debt financing necessary to effect the repayment in full and termination of the principal debt facilities of the Issuer and Birch and to complete the transactions contemplated by the Merger Agreement, (v) the Merger Shares have been approved for listing on The Nasdaq Stock Market, (vi) all shares of the Issuer’s existing preferred stock have been converted into Common Stock or cancelled, (vii) the stockholders’ agreement and the registration rights agreement contemplated by the Merger Agreement have been executed and delivered by the parties thereto, (viii) the Issuer shall have divested its ownership interest in Fusion Global Services LLC (“Fusion Global”) and entered into a profit share arrangement with the purchaser of Fusion Global or dissolved Fusion Global, (ix) certain agreements governing the spin-off, to the existing Birch Shareholders, of Birch’s existing consumer business, which consists of (i) the residential customer base, life line and consumer wireless business and (ii) its single-line business customer base, in each case located in the United States and Canada, shall have been entered into and the transactions contemplated by such agreements shall have been consummated, (x) the members of the post-closing Issuer’s Board shall have been determined by the parties in accordance with the provisions of the stockholders’ agreement contemplated by the Merger Agreement. Birch’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions: (i) accuracy of the Issuer’s representations and warranties as of the date of the Merger Agreement and as of the effective time of the Merger, (ii) performance in all material respects of the Issuer’s covenants at or prior to the closing date of the Merger and (iii) absence of a material adverse effect on the Issuer. The Issuer’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions: (i) accuracy of Birch’s representations and warranties as of the date of the Merger Agreement and as of the effective time of the Merger, (ii) performance in all material respects of Birch’s covenants at or prior to the closing date of the Merger, (iii) absence of a material adverse effect on Birch and (iv) delivery by Birch of a FIRPTA certificate.

Support Agreement

Concurrent with the execution of the Merger Agreement, the Reporting Person executed a support agreement with Birch (“Support Agreement”), pursuant to which he has agreed, among other things, subject to the terms and conditions of the Support Agreement, to grant Birch an irrevocable proxy vote his shares of Common Stock in favor of the approval of the Merger at the meeting of the Issuer’s stockholders, and to take certain actions in furtherance of the other transactions contemplated thereby. The Support Agreement does not convey to Birch any direct or indirect ownership interest in the Reporting Person’s shares of Common Stock, and all rights, ownership and economic benefits of and relating to the Reporting Person’s shares remain vested in and belong to the Reporting Person. The Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) with regard to any party to such agreement who is an Issuer stockholder, the entry by the Issuer, without the prior written consent of such stockholder, into any amendment or modification of the Merger Agreement which results in (A) a change which is materially adverse to such stockholder or (B) the extension of the outside date of the Merger Agreement (i.e., April 2, 2018 or a later date (but not later than April 30, 2018, if an extension is necessary to obtain certain regulatory and governmental approvals)) or (iv) the mutual written agreement of the parties thereto to terminate the Support Agreement.

Stockholders’ Agreement

At the closing of the Merger, the Issuer, a limited liability company controlled by the Birch Shareholders and certain affiliates of the Issuer will enter into a stockholders’ agreement (the “Stockholders’ Agreement”) setting forth certain agreements among the parties regarding the governance of the Issuer after the closing of the Merger. Among other things, the Stockholders’ Agreement will require each party to vote its Issuer voting securities in favor of electing, to the Issuer’s Board, the director nominees selected by the Issuer’s nominating committee as described above. The rights of the Issuer’s nominating committee and the Birch Shareholders to nominate the Issuer directors will continue, as to the Issuer’s nominating committee until such time as the Reporting Person and his son, Matthew Rosen, collectively beneficially own less than one and one-half percent (1.5%) of the issued and outstanding Common Stock, and, as to the Birch Shareholders, until such time as they and their affiliates collectively beneficially own less than twenty percent (20%) of the number of shares of Common Stock issued to the Birch Shareholders in the Merger.

The Reporting Person also intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s Board, changes to the composition of the Issuer’s Board, price levels of the Common Stock and other securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his investment in the Issuer as he deems appropriate including, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions. (ii) selling all or part of the securities of the Issuer owned by him in the open market or in privately negotiated transactions. and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisitions, recommendations or proposals, or any other transaction, may be made at any time without prior notice.

ITEM 5. Interest in Securities of the Issuer.

(a)-(b)  As of August 31, 2017, the Reporting Person beneficially owned, in the aggregate, 2,061,064 shares, or 9.15%, of Common Stock (based on 22,505,365 shares of the Common Stock reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017), including (i) 286,539 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (ii) 55,000 shares of Common Stock issuable upon the exercise of options, (iii) 144,400 shares of Common Stock issuable upon conversion of 722 shares of the Issuer’s Series B-2 preferred stock, (iv) 1,610 shares of Common Stock held in a self-directed IRA and (v) 1,372 shares of Common Stock issuable upon conversion of 50 shares of the Issuer’s Series A-1 Preferred Stock (as defined below) and 25 shares of its Series A-2 Preferred Stock (as defined below). The Reporting Person has sole voting and dispositive power over the shares.

The Reporting Person disclaims beneficial ownership of the Common Stock not registered in his name for all other purposes.

(c)  On June 30, 2017, the Reporting Person received 7,681 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Preferred Stock (as defined below).

(d)  Except for the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On April 9, 1999, the Issuer issued an aggregate number of $300,000 in convertible notes to the Reporting Person and Philip D. Turits, the Issuer’s Secretary and Treasurer. The principal amount would have been convertible into shares of Common Stock at the closing of the Issuer’s initial public offering (“IPO”), if the offering price equaled or exceeded $18.66 per share. The price of the Common Stock at the IPO was $6.45; therefore, the notes were not converted.

On July 31, 2002, in consideration for $16,250 paid by the Reporting Person, the Issuer issued to the Reporting Person a warrant to purchase 25,000 shares of Common Stock at an exercise price equal to $0.65 per share. The warrant had a term of five years from the closing date.

On December 1, 2004, the Reporting Person sold 28,571 shares of Common Stock to Dennis Mehiel at a purchase price of $2.48 per share.

On December 14, 2006, the Issuer entered into subscription agreements with 27 individual investors, including the Reporting Person, for an aggregate offering of $3.875 million in consideration for 3,875 shares of Series A-1 Cumulative Convertible Preferred Stock (the “Series A-1 Preferred Stock”), at the stated value of $1,000 per share. In addition, the Issuer issued warrants to purchase 1,160,204 shares of Common Stock exercisable at $1.67 per share. The Series A-1 Preferred Stock pays dividends at 8% and is convertible into the Common Stock at a fixed conversion price of $1.67 per share. The Reporting Person invested $50,000 in the offering and acquired 50 shares of Series A-1 Preferred Stock and warrants to purchase 15,000 shares of Common Stock at a current exercise price of $83.50. The warrants had a term of five years from the closing date.

On March 29, 2007, the Reporting Person was granted options to purchase 20,000 shares of Common Stock, under the Issuer’s 1998 Stock Option Plan (the “1998 Plan”). The options were exercisable at a price of $0.69 per share.

On May 9, 2007, the Issuer entered into subscription agreements with 28 individual investors, including the Reporting Person, for an aggregate offering of $3.375 million in consideration for 3,375 shares of Series A-2 Cumulative Convertible Preferred Stock (the “Series A-2 Preferred Stock”), at the stated value of $1,000 per share. In addition, the Issuer issued warrants to purchase 2,033,133 shares of Common Stock exercisable at $0.83 per share. The Series A-2 Preferred Stock pays dividends at 8% and is convertible into Common Stock at a fixed conversion price of $0.83 per share. The Reporting Person invested $25,000 in the offering and acquired 25 shares of Series A-2 Preferred Stock and warrants to purchase 15,100 shares of Common Stock at a current adjusted exercise price equal to $41.50 per share. The warrants had a term of five years from the closing date.

On November 16, 2007, the Issuer entered into subscription agreements with five individual investors, including the Reporting Person, for an aggregate offering of $1.225 million in consideration for 2,311,321 shares of Common Stock at a purchase price of $0.53 per share. In addition, the Issuer issued warrants to purchase 1,155,661 shares of Common Stock exercisable at $0.53 per share. The Reporting Person invested $50,000 in the offering and acquired 94,350 shares of Common Stock and warrants to purchase 47,200 shares of Common Stock. The warrants had a term of five years from the closing date.

On March 26, 2008, the Reporting Person was granted options to purchase 20,000 shares of Common Stock, under the 1998 Plan. The options are exercisable at a price of $0.31 per share.

On January 27, 2009, the Issuer entered into subscription agreements with four accredited investors, including the Reporting Person, for an aggregate offering of $400,000 in consideration for 2,106,213 shares of Common Stock at a purchase price of $0.19 per share. In addition, the Issuer issued warrants to purchase 842,491 shares of Common Stock exercisable at a range of range of $0.20 to $0.22 per share. The Reporting Person invested $35,000 in the offering and acquired 205,900 shares of Common Stock and warrants to purchase 82,400 shares of Common Stock. The warrants had a term of five years from the closing date.

On February 23, 2009, the Issuer entered into subscription agreements with five accredited investors, including the Reporting Person, for an aggregate offering of $148,000 in consideration for 958,825 shares of Common Stock at a purchase price of $0.17 per share. In addition, the Issuer issued warrants to purchase 383,533 shares of Common Stock at an exercise price of $0.20 per share. The Reporting Person invested $25,000 in the offering and acquired 147,100 shares of Common Stock and warrants to purchase 58,850 shares of Common Stock. The warrants had a term of five years from the closing date.

On March 26, 2009, the Reporting Person was granted options to purchase 20,000 shares of Common Stock, under the Issuer’s 2009 Stock Option Plan (the “2009 Plan”). The option grants are exercisable at a price of $0.11 per share.

On April 8, 2009, the Issuer entered into subscription agreements with the Reporting Person and Mr. Turits, for an aggregate offering of $50,000 in consideration for 416,668 shares of Common Stock at a purchase price of $0.12 per share. In addition, the Issuer issued warrants to purchase 125,126 shares of Common Stock at an exercise price equal to $0.14 per share. The Reporting Person invested $25,000 in the offering and acquired 208,350 shares of Common Stock and warrants to purchase 62,600 shares of Common Stock. The warrants had a term of five years from the closing date.

On April 14, 2009, the Issuer entered into subscription agreements with the Reporting Person and Mr. Turits, for an aggregate offering of $50,000 in consideration for 416,668 shares of Common Stock at a purchase price of $0.12 per share. In addition, the Issuer issued warrants to purchase 125,126 shares of Common Stock at an exercise price equal to $0.14 per share. The Reporting Person invested $25,000 in the offering and acquired 208,350 shares of Common Stock and warrants to purchase 62,600 shares of Common Stock. The warrants had a term of five years from the closing date.

On February 4, 2010, the Reporting Person converted $55,552 of indebtedness that was evidenced by a promissory note into 462,933 shares of Common Stock and warrants to purchase 92,587 shares of Common Stock, at a price equal to the closing price of the Common Stock on the last trading day before conversion. The warrants had a term of five years as of the closing date.

On April 14, 2010, the Reporting Person was granted options to purchase 25,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $.12 per share. On September 17, 2010, the Reporting Person converted $116,800 of indebtedness that was evidenced by an outstanding promissory note into 834,300 shares of Common Stock, at a purchase price of $0.14 per share, and warrants to purchase 417,150 shares of Common Stock. One-half of the warrants were exercisable at a price equal to $0.175 per share and the balance of which were exercisable at a price equal to $0.21 per share. The warrants had a term of five years from the closing date. The Reporting Person’s beneficial ownership of the Common Stock increased from 19.2% to 20.5% of the then outstanding shares of Common Stock (based on 92,543,932 shares outstanding as of September 31, 2010, as reported on the Issuer’s Form 10-Q filed on November 15, 2010).

On October 19, 2011, the Reporting Person was granted options to purchase 25,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $0.09 per share.

On October 17, 2012, the Reporting Person was granted options to purchase 25,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $0.11 per share.

On October 24, 2012, the Reporting Person converted $724,000 of loans evidenced by promissory notes into 724 investment units consisting of (a) 724 shares of its newly designated Series B-1 Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series B-1 Preferred Stock”), and (b) warrants to purchase 2,652,015 shares of Common Stock. Each share of Series B-1 Preferred Stock has a stated value of $1,000, and is convertible into a number of shares of the Issuer’s common stock that is equal to the stated value divided by the volume-weighted-average price of the Issuer’s common stock for the 10 trading days prior to the closing of the offering (the “Preferred Conversion Price”). The warrants are exercisable for a the number of shares of Common Stock equal to 50% of the stated value divided by 125% of the Preferred Conversion Price, as adjusted for stock splits, combinations and reclassifications. The warrants have a term of five years from the closing date. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 12.7% to 14.2% of the then outstanding shares of Common Stock (based on 177,795,987 shares outstanding as of November 13, 2012, as reported on the Issuer’s Form 10-Q filed on November 14, 2012).

On March 28, 2013, the Reporting Person converted $125,000 of indebtedness evidenced by promissory notes into 1,574,308 shares of Common Stock and received warrants to purchase 787,154 shares of Common Stock at an exercise price equal to 125% of the volume-weighted average price of Common Stock for the 10 trading days prior to conversion. The warrants have a term of five years from the closing date. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 13.8% to 14.7% of the then outstanding shares of Common Stock (based on 253,521,200 shares outstanding as of March 31, 2013, as reported on the Issuer’s Form 10-K/A filed on April 26, 2013).

On August 29, 2013, the Reporting Person converted $100,000 owed to him by the Issuer into two units (“Units”) consisting of an aggregate of 1,149,126 shares of the Common stock and (b) warrants 574,713 shares of Common Stock (the “Warrant Shares”). Each Unit consists of (a) a number of Common Stock determined by dividing $50,000 by the volume-weighted average price for the Common Stock (“VWAP”) over the ten trading days immediately prior to the August 29, 2013, and (b) a five-year warrant to purchase a number of shares of Common Stock equal to 50% of the number of Common Stock included in the Unit, at a per Common Stock exercise price equal to 125% of the applicable VWAP (the “Warrants”), subject to adjustment.

On September 27, 2013, the Reporting Person converted $200,000 owed to him by the Issuer into four Units consisting of 1,974,334 shares of Common Stock and 987,167 Warrant Shares.

On December 31, 2013, the Issuer issued to 82 accredited investors, an aggregate of 18,480 shares of its newly designated Series B-2 Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series B-2 Preferred Stock”) and (b) Warrants (the “Investor Warrants”) to purchase 59,136,000 shares of the Common Stock. The offering included the issuance of 2,052 shares of Series B-2 Preferred Stock and Investor Warrants to purchase 6,566,400 Warrant Shares, upon the conversion of $2,052,000 in indebtedness of the Issuer, including the conversion of $2,000,000 of indebtedness by the Reporting Person evidenced by outstanding promissory notes into 2,000 shares of Series B-2 Preferred Stock and the warrants to purchase 6,400,000 shares of Common Stock at an exercise price of $0.125 per share. The warrants have a term of five years from the closing date. Following this transaction, the Reporting Person’s beneficial ownership of the Common Stock increased from 5% to 13.7% of the then outstanding shares of Common Stock (based on 303,833,242 shares outstanding as of December 31, 2013, as reported on the Issuer’s Form 10-K filed on March 31, 2014).

On January 15, 2014, the Reporting Person was granted options to purchase 25,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $0.17 per share.

On October 17, 2014, the Reporting Person was granted options to purchase 2,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $3.45 per share.

On October 6, 2015, the Reporting Person was granted options to purchase 3,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $2.07 per share.

On November 11, 2016, the Reporting Person was granted options to purchase 10,000 shares of Common Stock, under the 2009 Plan. The option grants are exercisable at a price of $1.26 per share.

The foregoing descriptions of the transactions and the documents referenced herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents filed with the Issuer’s: (i) Form S-1 filed on November 12, 2004; (ii) Form S-1/A filed on February 11, 2005; (iii) Current Report on Form 8-K filed on December 15, 2006; (iv) Current Report on Form 8-K filed on November 23, 2007; (v) Current Report on Form 8-K filed on February 25, 2008; (vi) Quarterly Report on Form 10-Q filed on May 15, 2008; (vii) Current Report on Form 8-K filed on October 6, 2008; (viii) Current Report on Form 8-K filed on January 7, 2009; (ix) Quarterly Report on Form 10-Q filed on May 15, 2009; (x) Current Report on Form 8-K filed on September 25, 2009; (xi) Current Report on Form 8-K filed on January 7, 2014; (xii) Annual Report on Form 10-K filed on March 28, 2016; (xiii) Current Report on Form 8-K filed on January 27, 2017; and (xiv) Current Report on Form 8-K filed on August 30, 2017, as incorporated herein by reference or as exhibits attached hereto.

Other than as described in Item 3 and Item 6 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

(1)
1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form S-1 filed on November 12, 2004)
(2)
Warrant to Purchase Common Stock issued by the Issuer to Marvin Rosen, dated July 31, 2002 (incorporated herein by reference to Exhibit 10.18 of the Issuer’s Form S-1 filed on November 12, 2004)
(3)
Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 10.7 to the Issuer’s From S-1/A filed on February 11, 2005)
(4)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(5)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(6)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on From 8-K filed on November 23, 2007)
(7)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on November 23, 2007)
(8)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(9)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(10)
Supplement No. 1 to Confidential Private Placement Memorandum Form of Warrant (incorporated herein by reference to Exhibit 10.1.A to Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2008)
(11)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed on October 6, 2008)
(12)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed on October 6, 2008)
(13)
Form of Amended and Restated Secured Promissory Note (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 7, 2009)
(14)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(15)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(16)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(17)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(18)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.82 to the Issuer’s Current Report on Form 8-K filed on January 7, 2014)
(19)
2009 Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 of the Issuer’s Annual Report on Form 10-K filed on March 28, 2016)
(20)
Common Stock Purchase Agreement, dated November 16, 2016, by and among Issuer and the several purchases of its common stock (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 27, 2017)
(21)
Agreement and Merger Agreement dated as of August 26, 2017 by and among Fusion Telecommunications International, Inc., Plasma Merger Sub, LLC and Birch Communications Holdings, Inc. (incorporated herein by reference to Exhibit 10.1.1 to the Issuer’s Current Report on Form 8-K filed on August 30, 2017)
(22)
Support Agreement, dated August 26, 2017, by and among Birch and the following Issuer stockholders: Marvin S. Rosen, Matthew D. Rosen, Philip D. Turits, Michael J. Del Giudice, Jack Rosen, Larry Blum, Paul O’Brien and William Rubin

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017	/s/ Marvin S. Rosen
Marvin S. Rosen